B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

SEC EXEMPTION #82-4245

Friday, December 24, 2004



05005162

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL



PROCESSING
SECTION
RECEIVED
JAN 11 2005
185
SEC MAIL
WASH., D.C.

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting current public filings as required under rule 12g3-2(b).

Yours truly,

PROCESSED
JAN 13 2005
THOMSON
FINANCIAL

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

Enclosures:

- Press Release – December 24, 2004
- Interim Report (including Management's Discussion & Analysis – Second Quarter Fiscal 2005
- Certificate of Interim Filing during Transition Period - CEO
- Certificate of Interim Filing during Transition Period - CFO

dlw 1/13



360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com



AMERICAN
HOME
TREASURES



ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Friday, December 24, 2004

For Immediate Release: Stock Symbol: TSX Venture Exchange: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES SECOND QUARTER RESULTS

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario announces its unaudited consolidated financial and operating results for the second quarter ended October 30, 2004.

Sales for the first six months were $4,197,902 compared to $3,875,390 last year. Operating earnings were $300,238 compared to $703,136 last year. Net loss for the first six months was $35,681 ($0.00 per share) compared to net earnings of 144,774 ($0.02 per share) for the same period last year.

Sales for the second quarter were $2,389,010 compared to $2,411,670 during the same quarter last year. Operating earnings were $182,325 compared to $478,894 last year. Net earnings for the second quarter were $6,310 ($0.00 per share) compared to 176,561 ($0.02 per share) in the same quarter last year.

Denis B.E. Donnelly, President and CEO stated, "The strength of the Canadian dollar against the U.S. dollar continues to have a negative impact on our current results and historical comparisons. We are pleased to be able to maintain our gross margins and expect a return to profitability when we realise the benefits of our continued investment in our mail order subsidiary."

FINANCIAL HIGHLIGHTS (unaudited)	**Twenty-six Weeks Ended Oct. 30, 2004**	Twenty-six Weeks Ended Nov. 1, 2003	**Thirteen Weeks Ended Oct. 30, 2004**	Thirteen Weeks Ended Nov. 1, 2003
Sales	**$ 4,197,902**	$ 3,875,390	**$ 2,389,010**	$ 2,411,670
Operating earnings (EBITDA)[1]	**300,238**	703,136	**182,325**	478,894
Earnings (loss) before income taxes	**(52,264)**	163,536	**10,916**	277,094
Income taxes	**(16,583)**	18,762	**4,606**	100,533
Net earnings (loss)	**(35,681)**	144,774	**6,310**	176,561
Basic and diluted earnings (loss) per share	**(0.00)**	0.02	**0.00**	0.02

BFS uses operating earnings (EBITDA) to assess the operating performance of its business. Operating earnings (EBITDA) represent earnings before interest, income taxes and amortization. Operating earnings (EBITDA) do not have a standardized meaning prescribed by generally accepted accounting principles and therefore, are unlikely to be comparable to operating earnings (EBITDA) as reported by other publicly traded companies.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of entertainment home videos and DVD's for resale to retail and catalogues throughout North America.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com



ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, John P. Grzybowski, and Chief Financial Officer of BFS Entertainment & Multimedia Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending October 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: December 17, 2004

"signed" John Grzybowski
Chief Financial Officer.



ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Denis B.E. Donnelly, the President and Chief Executive Officer of BFS Entertainment & Multimedia Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending October 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: December 17, 2004

"signed" Denis Donnelly
President and
Chief Executive Officer.

Consolidated Balance Sheets

SEC EXEMPTION #82-4245

As at	October 30, 2004 *Unaudited*	May 1. 2004 *Audited*
Assets		
Current		
Accounts receivable	$ **1,534,474**	$ 1,581,284
Inventories	**1,309,545**	1,322,696
Prepaid video royalties	**674,275**	868,572
Prepaid expenses and deposits	**235,217**	83,769
	3,753,511	3,856,321
Investment in productions	**234,468**	148,344
Future income taxes recoverable	**60,300**	45,200
Deferred development costs	**336,771**	361,871
Capital assets	**835,694**	985,108
	$ **5,220,744**	$ 5,396,844
Liabilities		
Current		
Bank indebtedness (Note 2)	$ **1,021,061**	$ 1,083,583
Accounts payable and accrued liabilities	**905,106**	903,296
Income taxes payable	**107,609**	110,895
Long-term debt due within one year	**-**	62,500
Capital lease obligations due within one year	**17,407**	22,350
	2,051,183	2,182,624
Capital lease obligations	**6,812**	15,790
	2,057,995	2,198,414
Shareholders' Equity		
Capital stock (Note 3)	**2,131,047**	2,131,047
Retained earnings	**1,031,702**	1,067,383
	3,162,749	3,198,430
	$ **5,220,744**	$ 5,396,844

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

3. CAPITAL STOCK

Authorized

Unlimited common shares

Issued – Common Shares

	Shares	Amount
Balance – beginning of year	7,970,833	$ 2,131,047
Balance – end of period	7,970,833	$ 2,131,047

The following table sets out the computation of basic and diluted earnings per share:

	Oct. 30, 2004	Nov. 1, 2003
Numerator:		
Net earnings available to common shareholders	$ (35,681)	$ 144,774
Denominator:		
Weighted average shares for basic earnings per share	7,970,833	7,970,833
Basic and diluted earnings (loss) per share	$ (0.00)	$ 0.02

Consolidated Statements of Cash Flows

SEC EXEMPTION #82-4245

(Unaudited)	*13 Weeks Ended*		*26 Weeks Ended*	
For the period ended	**Oct. 30, 2004**	Nov. 1, 2003	**Oct. 30, 2004**	Nov. 1, 2003
Operating activities				
Net earnings (loss)	**$ 6,310**	$ 176,561	**$ (35,681)**	$ 144,774
Items not affecting cash:				
Future income taxes	**(1,850)**	(6,500)	**(15,100)**	(49,100)
Forgiveness of loan receivable	**-**	-	**14,000**	14,000
Amortization of capital assets	**119,906**	110,406	**239,817**	220,813
Amortization of deferred development costs	**43,247**	41,558	**86,494**	83,115
Amortization of AHT Video Library	**-**	-	**-**	127,374
	167,613	322,025	**289,530**	540,976
Net changes in non-cash working capital balances (*)	**(54,430)**	67,145	**87,334**	(387,920)
Cash flows provided by operating activities	**113,183**	389,170	**376,864**	153,056
Financing activities				
Increase (decrease) in bank borrowings	**41,237**	(15,859)	**(62,522)**	483,551
Repayment of capital lease obligations	**(7,276)**	(8,176)	**(13,921)**	(19,005)
Repayment of long-term debt	**-**	(93,750)	**(62,500)**	(187,500)
Cash flows provided by (used in) financing activities	**33,961**	(117,785)	**(138,943)**	277,046
Investing activities				
Additions to capital assets	**(69,744)**	(182,571)	**(90,403)**	(215,739)
Additions to investment in productions	**(51,567)**	(54,217)	**(86,124)**	(139,314)
Additions to deferred development costs	**(25,833)**	(34,597)	**(61,394)**	(75,049)
Cash flows used in investing activities	**(147,144)**	(271,385)	**(237,921)**	(430,102)
Net change in cash and cash equivalents	**-**	-	**-**	-
Cash and cash equivalents, beginning and end of period	**$ -**	$ -	**$ -**	$ -
Interest on long-term debt	**$ -**	$ 26,548	**$ 3,735**	$ 56,396
(*) Components of the net changes in non-cash working capital balances related to operation				
Decrease (increase) in accounts receivable	**$ (556,394)**	$ (303,301)	**$ 46,810**	$ (164,818)
Decrease in inventories	**27,592**	123,286	**13,151**	214,084
Decrease (increase) in prepaid video royalties	**177,827**	128,225	**194,297**	(93,446)
Decrease (increase) in prepaid expenses and deposits	**(106,207)**	(23,841)	**(165,448)**	(71,195)
Increase (decrease) in accounts payable and accrued liabilities	**398,099**	278,609	**1,810**	(81,134)
Increase (decrease) in income taxes payable	**4,653**	(135,833)	**(3,286)**	(191,411)
	$ (54,430)	$ 67,145	**$ 87,334**	$ (387,920)

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Consolidated Statements of Operations

(Unaudited)	*13 Weeks Ended*		*26 Weeks Ended*	
For the period ended	**Oct. 30, 2004**	Nov. 1, 2003	**Oct. 30, 2004**	Nov. 1, 2003
Sales	**$ 2,389,010**	$ 2,411,670	**$ 4,197,902**	$ 3,875,390
Cost of goods sold	**966,206**	905,136	**1,529,556**	1,382,877
Gross profit	**1,422,804**	1,506,534	**2,668,346**	2,492,513
Selling expenses	**550,596**	494,380	**1,026,509**	776,595
Administrative expenses	**689,883**	533,260	**1,341,599**	1,012,782
Total selling and administrative expenses	**1,240,479**	1,027,640	**2,368,108**	1,789,377
Operating earnings before interest, amortization and income taxes	**182,325**	478,894	**300,238**	703,136
Interest expense	**8,256**	49,836	**26,191**	108,298
Operating earnings before amortization and income taxes	**174,069**	429,058	**274,047**	594,838
Amortization	**163,153**	151,964	**326,311**	431,302
Earnings (loss) before income taxes	**10,916**	277,094	**(52,264)**	163,536
Income taxes (recovered):				
Current	**6,456**	107,033	**(1,483)**	67,862
Future	**(1,850)**	(6,500)	**(15,100)**	(49,100)
	4,606	100,533	**(16,583)**	18,762
Net earnings (loss)	**$ 6,310**	$ 176,561	**$ (35,681)**	$ 144,774
Basic and diluted earnings (loss) per share (Note 3)	**$ 0.00**	$ 0.02	**$ (0.00)**	$ 0.02

Consolidated Statements of Retained Earnings

(Unaudited)	*13 Weeks Ended*		*26 Weeks Ended*	
For the period ended	**Oct. 30, 2004**	Nov. 1, 2003	**Oct. 30, 2004**	Nov. 1, 2003
Retained earnings – beginning of period	**$ 1,025,392**	$ 948,514	**$ 1,067,383**	$ 980,301
Net earnings	**6,310**	176,561	**(35,681)**	144,774
Retained earnings – end of period	**$ 1,031,702**	$ 1,125,075	**$ 1,031,702**	$ 1,125,075

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Notes to Interim Consolidated Financial Statements *(unaudited)*

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in these unaudited interim consolidated financial statements conform to those presented in the Corporation's May 1, 2004 audited annual consolidated financial statements. These interim consolidated financial statements do not include all of the disclosures included in the annual consolidated financial statements and accordingly should be read in conjunction with the annual consolidated financial statements. The accompanying unaudited interim financial statements of the corporation have been prepared by and are the responsibility of the corporation's management.

The corporation's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

2. BANK INDEBTEDNESS

As of October 31, 2004, the corporation had an operating line of credit in the amount of $2,000,000 (May 1, 2004 – $2,000,000) of which approximately $1,087,000 (May 1, 2004 – $1,052,000) was outstanding at that date. The outstanding portion of the line of credit bears interest at the bank prime rate plus 0.5% per annum payable monthly. A general security providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been pledged as security for this operating line of credit.

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

Report to Shareholders

We are reporting our unaudited consolidated financial and operating results for the second quarter ended October 30, 2004.

Sales for the first six months were $4,197,902 compared to $3,875,390 last year. Operating earnings were $300,238 compared to $703,136 last year. Net loss for the first six months was $35,681 ($0.00 per share) compared to net earnings of 144,774 ($0.02 per share) for the same period last year.

Sales for the second quarter were $2,389,010 compared to $2,411,670 during the same quarter last year. Operating earnings were $182,325 compared to $478,894 last year. Net earnings for the second quarter were $6,310 ($0.00 per share) compared to 176,561 ($0.02 per share) in the same quarter last year.

The strength of the Canadian dollar against the U.S. dollar continues to have a negative impact on our current results and historical comparisons. We are pleased to be able to maintain our gross margins and expect a return to profitability when we realise the benefits of our continued investment in our mail order subsidiary.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the BFS Video and American Home Treasures video labels, a wide range of entertainment home videos and DVD's for resale to retail and catalogues throughout North America.



Denis B.E. Donnelly
Chairman, President & CEO
December 17, 2004

Shareholders and other individuals requesting copies of the Annual and Quarterly Reports should contact:
INVESTOR RELATIONS
BFS ENTERTAINMENT & MULTIMEDIA LIMITED
360 Newkirk Road, Richmond Hill, Ontario L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
E-mail: ir@bfsent.com Corporate Website: www.bfsent.com
E-Commerce Website: www.collectablesdirect.com

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

SECOND QUARTER REPORT

For the Three & Six Month Period
Ended October 30, 2004

AMERICAN HOME TREASURES

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of the financial results of BFS Entertainment & Multimedia Limited should be read in conjunction with the unaudited financial statements and related notes for the period ending October 30, 2004 and the audited financial statements and related notes for the period ending May 1, 2004. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All information is presented in Canadian dollars.

This information contained in this management's discussion and analysis report updates for the year ended May 1, 2004 for material changes that have taken place.

Additional information relating to BFS is filed at www.sedar.com. This management discussion and analysis is dated December 17, 2004.

RESULTS FROM OPERATIONS

Selected annual information of operations data	Thirteen Weeks Ending Oct. 30, 2004	Nov. 1, 2003	Twenty-Six Weeks Ending Oct. 30, 2004	Nov. 1, 2003
Sales	$ 2,389,010	$ 2,411,670	$ 4,197,902	$ 3,875,390
Cost of goods sold	966,206	905,136	1,529,556	1,382,877
Gross profit	1,422,804	1,506,534	2,668,346	2,492,513
Gross profit %	60%	62%	64%	64%
Operating earnings	182,325	478,894	300,238	703,136
Selling and administrative expenses	1,240,479	1,027,640	2,368,108	1,789,377
Interest expense	8,256	49,836	26,191	108,298
Amortization	163,153	151,964	326,311	431,302
Net earnings (loss)	6,310	176,561	(35,681)	144,774
Basic and diluted earnings (loss) per share	$ 0.00	$ 0.02	$ (0.00)	$ 0.02
Weighted average number of shares	7,970,833	7,970,833	7,970,833	7,970,833

Sales for the quarter were $2,389,010 compared to $2,411,670 during the same quarter last year. Sales for the first six months were $4,197,902 compared to $3,875,390 for the same period last year, a 7% increase.

Gross profit for the quarter was $1,422,804 (60% of sales) compared to $1,506,534 (62% of sales) in the prior year. Gross profit for the first six month period was $2,668,346 (64% of sales) compared to $2,492,513 (64% of sales).

Selling and administrative expenses for the quarter were $1,240,479 (52% of sales) compared to $1,027,640 (43% of sales) in the prior year. The mail order subsidiary's selling and administrative expenses increased in the second quarter by $155,000 over the previous year due to an increased investment and commitment to catalogue distribution which resulted in a 180% increase in direct to consumer sales in the second quarter compared to last year (catalogue printing costs increased by $82,000, shipping cost increased by $30,000 and other expenses increase by $43,000 over the previous year).

Selling and administrative expenses for the first six months were $2,368,108 (56% of sales) compared to $1,789,377 (46% of sales) in the prior year. The mail order subsidiary's selling and administrative expenses increased in the first six months by $354,000 over the previous year due to an increased investment and commitment to catalogue distribution which resulted in a 222% increase in direct to consumer sales in the second quarter compared to last year (catalogue printing costs increased by $198,000, shipping cost increased by $68,000 and other expenses increase by $88,000 over the previous year). The consistent strengthening of the Canadian dollar against the United States dollar during the first six months has resulted in foreign exchange realised and unrealised loss of $215,000 over the previous year.

Amortization of capital assets and deferred development costs was $163,153 for the quarter compared to $151,964 in the prior year. Amortization for the first six months was $326,311 compared to $431,302. Amortization of the AHT Video Library was nil compared to $127,374 in the previous year. The AHT Video Library was fully amortized in the prior year.

Operating earnings before interest, income taxes and amortization (EBITDA) for this quarter were $182,325 this quarter compared to $478,894 in the prior year. Operating earnings before interest, income taxes and amortization (EBITDA) for the first six months were $300,238 compared to $703,136 in the prior year.

Earnings before income taxes in this quarter were $10,916 compared to a $277,094 in the prior year. Loss before income taxes the first six months were $52,264 compared to earnings of $163,536 in the prior year.

Net earnings for the quarter were $6,310 or $0.00 per share for the year, compared to of $176,561 or $0.02 per share in the prior year. Net loss for the first six months was $35,681 or $0.00 per share for the year, compared to net earnings of $144,774 or $0.02 per share in the prior year.

Weighted average number of shares outstanding for the first six months and the second quarter was 7,970,833.

FINANCIAL CONDITION AT OCTOBER 30, 2004

Selected data on financial condition	Oct. 30, 2004	May 1, 2004
Bank indebtedness	$ 1,021,061	$ 1,083,583
Net working capital	1,702,328	1,673,697
Total assets	5,220,744	5,396,844
Total long-term liabilities	24,219	100,640
Total liabilities	2,057,995	2,198,414
Shareholders' equity	3,162,749	3,198,430

Accounts receivable decreased by $46,810 to $1,534,474 in the first six months of 2005.

Inventory decreased by $13,151 to $1,309,545 in the first six months of 2005.

Prepaid video royalties for video products decreased by $194,297 to $674,275 in the first six months of 2005.

Investment in productions increased by $86,124 to $234,468 in the first six months of 2005. The corporation continues to develop and invest in new productions and co-productions during the first six months.

Total liabilities decreased by $140,419 to $2,057,995 in the first six months of 2005. The long-term debenture was fully paid off in July 2004.

Shareholders' equity decreased by $35,681 to $3,162,749 in the first six months of 2005. The share capital as at October 30, 2004 was $2,131,047 with 7,970,833 shares outstanding which is unchanged from the prior year end.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

At year-end, the Company had an operating line of credit of $2,000,000 of which approximately $1,087,000 was outstanding. A registered general agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been provided as security for this operating line of credit.

On August 12, 2004, the corporation received approval from the TSX Venture Exchange to purchase pursuant to a normal course issuer bid expiring on August 29, 2004, a maximum of 398,542 shares of the corporation for cancellation. Pursuant to the approval and subsequent to October 30, 2004, the corporation has purchased 43,000 shares for cancellation for $6,830.